Exhibit 99.2

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME ANNOUNCES POSITIVE INTERIM PHASE 2B
RESULTS FOR ORAL VERNAKALANT AND ENGAGES
MERRILL LYNCH AS STRATEGIC ADVISOR

Vancouver, Canada, March 17, 2008 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced positive interim clinical results from its 90-day Phase 2b study of vernakalant (oral).  The interim analysis demonstrated statistically significant efficacy for the patient group receiving 500mg b.i.d. of vernakalant (oral) as compared to placebo.  The safety data from the interim analysis also suggests that vernakalant (oral) was well-tolerated in the atrial fibrillation population studied during the dosing period under analysis.

A Kaplan-Meier analysis of the 446 patients included in the interim dataset demonstrated a significant efficacy benefit for the 500mg dosing group as compared to placebo (two-sided, p<0.05).  Median time to recurrence of atrial fibrillation was greater than 90 days for the 500mg dosing group, compared to 39 days for the placebo group.  52% of patients in the 500mg dosing group (n=110) completed the study in normal heart rhythm compared to 39% of patients receiving placebo (n=118).  The interim efficacy analysis for the 150mg (n=110) and 300mg (n=108) dosing groups had not achieved statistical significance at the interim timepoint.

“This larger-scale, longer-term study of vernakalant (oral) was designed to find the appropriate dose to take into Phase 3, and to confirm our assumptions regarding safety,” said Dr. Charles Fisher, Executive Vice President and Chief Medical Officer of Cardiome.  “While the study is ongoing and we must await the final data before drawing conclusions, these statistically significant and clinically significant efficacy results as well as the attractive safety profile observed in this interim analysis strongly support our belief in the exciting potential of vernakalant (oral) as a therapy for atrial fibrillation.”

The safety data for all dosing groups suggests that vernakalant (oral) was well-tolerated within the interim safety population (n=537), which includes patients randomized who did not enter the maintenance phase of the study.  During the dosing period under analysis, there was no difference in the incidence of serious adverse events between treatment groups.  Potentially drug-related serious adverse events occurred in 1% of placebo patients, 2% of patients in the 150mg dosing group, 0% of patients in the 300mg dosing group and 1% of patients in the 500mg dosing group.  There were no cases of drug-related “Torsades de Pointes”, a well-characterized arrhythmia which is an occasional side effect of some current anti-arrhythmic drugs.  There were 2 deaths during this period, both unrelated to vernakalant (oral), comprising a patient in the 150mg dosing group who died of cervical cancer at day 79, and a patient in the placebo group who died at day 86 after suffering an ischemic stroke.

“Our strategic intent with this study was to pave the way to Phase 3 and provide efficacy and safety data to support business discussions,” said Bob Rieder, Chairman and Chief Executive Officer of Cardiome.  “This strong interim data set clearly enables us to move forward in planning the Phase 3 program and continue our discussions with interested parties.”

The double-blind, placebo-controlled, randomized, dose-ranging study was designed to explore safety and tolerability, pharmacokinetics and efficacy of vernakalant (oral) over 90 days of dosing in patients at risk of recurrent atrial fibrillation.  Patients received a 150mg, 300mg or 500mg dose of vernakalant (oral) or placebo twice per day.  After the first 3 days, patients still in atrial fibrillation were electrically cardioverted.  Successfully cardioverted patients continued to receive vernakalant (oral) or placebo for the remainder of the 90-day trial and were monitored throughout the dosing period.

Cardiome initiated the Phase 2b in the first quarter of 2007.  Enrollment has completed, with a total of 735 patients randomized of which approximately 590 patients are expected to enter the maintenance phase and be measured for efficacy.  Final results from the study are expected in the third quarter of 2008.

Cardiome also announced that it has received detailed expressions of interest from global and regional pharmaceutical companies in pursuit of partnership opportunities for vernakalant. Cardiome’s Board of Directors has engaged Merrill Lynch & Co. as its financial advisor to assist in evaluating these partnership opportunities as well as alternative strategies beyond partnerships to maximize shareholder value, including acquisitions, divestitures and the sale of all or part of the Company.

“We began a partnership cycle in the second half of 2007 in anticipation of the U.S. approval of vernakalant (iv) and results from the vernakalant (oral) Phase 2b trial,” said Doug Janzen, President and Chief Business Officer of Cardiome. “In light of today’s positive results, we look forward to furthering our partnership discussions with those companies who have expressed interest to date, and welcome Merrill Lynch’s assistance in ensuring shareholder value is maximized.  Obviously, there can be no assurance that Cardiome's review of partnership opportunities and other strategic alternatives will result in any specific transaction, and while this review is about to be initiated, no timetable has been set for its completion.”

Cardiome will hold a teleconference and webcast on Monday, March 17, 2008 at 9:00am Eastern  (6:00am Pacific).  To access the conference call, please dial 416-340-8010 or 866-540-8136.  There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call.  The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through April 17, 2008.  Please dial 416-695-5800 or 800-408-3053 and enter code 3255778# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two late-stage clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), a Phase 1 program for GED-aPC, an engineered analog of recombinant human activated Protein C, and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation.  Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005.  Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006.  Positive top-line results from an additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, were released in June 2007.  An open-label safety study evaluating recent-onset AF patients, called ACT 4, has completed.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF.  Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006.  A Phase 2b study for vernakalant (oral) is ongoing.

In April 2007 Cardiome acquired exclusive worldwide rights for GED-aPC for all indications.  Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.